Exhibit 99

June 26, 2002

United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, Arthur Andersen LLP (“Andersen”) has represented to us, by letter dated June 26, 2002, that its audit of the financial statements of the Newmont Mining Corporation Retirement Savings Plan for Hourly-Rated Employees was subject to Andersen’s quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation, and that availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

Sincerely,

NEWMONT MINING CORPORATION

By:	/s/ BRUCE D. HANSEN
Bruce D. Hansen, Senior Vice President and Chief Financial Officer